Exhibit 12.1

Auxilium Pharmaceuticals, Inc.

Computation of Ratio of Earnings to Fixed Charges

For the Nine Months Ended September 30, 2012 and Years Ended December 31, 2011, 2010, 2009, 2008 and 2007

(Dollars in thousands)

	Nine Months
	Ended	Year Ended December 31,
	September 30, 2012	2011	2010	2009	2008	2007
Earnings:
Pretax loss from continuing operations	$(4,512)	$(32,916)	$(51,231)	$(53,457)	$(46,287)	$(40,705)
Add:
Fixed charges	1,231	1,877	2,037	1,677	1,334	1,165

Total Earnings	$(3,281)	$(31,039)	$(49,194)	$(51,780)	$(44,953)	$(39,540)

Fixed Charges:
Interest expensed, including amortized discounts and premiums	$—	$236	$422	$292	$—	$4
Estimate of interest expense within rental expense	1,231	1,641	1,615	1,385	1,334	1,161

Total Fixed Charges	$1,231	$1,877	$2,037	$1,677	$1,334	$1,165

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	n/a	n/a

Deficiency of Earnings Available to Cover Fixed Charges	$(4,512)	$(32,916)	$(51,231)	$(53,457)	$(46,287)	$(40,705)